Filed by Mariner Energy, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Forest Oil Corporation
Commission File Number: 1-13515
This material is not a substitute for the registration statement that will be filed with the Securities and Exchange Commission in connection with the transaction, or the proxy statement/prospectus-information statement to be mailed to stockholders. Investors are urged to read the proxy statement/prospectus-information statement which will contain important information, including detailed risk factors, when it becomes available. The proxy statement/prospectus-information statement and other documents that will be filed by Forest Oil Company (“Forest”) and Mariner Energy, Inc. (“Mariner”) with the Securities and Exchange Commission will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to Forest Oil Corporation, 707 17th Street, Suite 3600, Denver, CO 80202, Attention: Investor Relations; or by directing a request when such a filing is made to Mariner Energy, Inc., 2101 CityWest Blvd., Bldg. 4, Ste. 900, Houston, TX 77042-2831, Attention: Investor Relations.
Mariner, Forest and their respective directors, and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the participants in the solicitation will be set forth in the proxy statement/prospectus-information statement when it becomes available.
THE FOLLOWING IS A TRANSCRIPT OF THE JOINT TELECONFERENCE CALL OF FOREST AND MARINER HELD ON SEPTEMBER 12, 2005.

FOREST OIL CORPORATION and MARINER ENERGY, INC.
JOINT TELECONFERENCE CALL
September 12, 2005

Operator:	Good morning. My name is (Manine) and I’ll be your conference facilitator today. At this time, I would like to welcome everyone to the first Forest Oil/Mariner Energy conference call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question-and-answer period. If you would like to ask a question during this time simply press star and the number 1 on your telephone keypad. If you would like to withdraw your question press star, 2 on your telephone keypad. Thank you. Mr. Michael Kennedy, you may begin your conference.

Michael Kennedy:	Good morning. I want to thank you for participating in our conference call. We have joining us today, Craig Clark, Forest Oil’s President and CEO, and (Dave) Keyte, Forest Oil’s Executive Vice President and CFO, and Scott Josey, Mariner Energy’s Chairman of the Board and CEO.

Before we get started, I’d like to take a moment to advise you about our forward-looking statements within the meaning of Section 27-A of the Securities Act of 1933, and Section 21-E of the Securities Exchange Act of 1934. These forward-looking statements are subject to all of the risks and uncertainties normally incident to the exploration, development, production, and sale of oil and gas. We urge you to read our 2004 report on Form 10-K for a discussion of these risks that could cause our results and plans to differ materially from those in any forward-looking statements we may make today.

Also, this material is not a substitute for the registration statement that will be filed with the Securities and Exchange Commission in connection with this transaction, or the proxy statement, prospectus or other information statements we mail to stockholders.

Investors are urged to read the proxy statement/prospectus, which will contain important information, including detailed risk factors, when it becomes available. The proxy statement/prospectus information statement, and other documents will be filed by Forest and Mariner with the Securities and Exchange Commission and will be available free of charge at the SEC’s Web site or by directing your request to Forest Oil Corporation or to Mariner Energy.

Mariner, Forest, and their respective Directors and Executive Officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the participants in the solicitation will be set forth in the proxy statement/prospectus information statement when it becomes available. I’ll now turn the call over to Dave Keyte. Thank you.

David Keyte:	Thanks, Mike, and good morning. Today we announced a transformational event for both Forest Oil and Mariner Energy. We believe that this event will add significant value to both our shareholders and other stakeholders. We’d like to first thank the management of Mariner and their advisors for piecing together a very intricate transaction that satisfies the strategic, economic, and structural goals set before them. We’d also like to thank our advisors for their help in this endeavor. Of note, former analyst, Phil Pace worked on this as his first deal after leaving research. Welcome to investment banking, (Phil).

The announced transaction, which is designed to be tax-free to Forest and Forests’ shareholders, will include the following steps: Forest Oil will form a new subsidiary; Forest will then contribute all of the Gulf of Mexico operations to that, subsidiary which we refer to as Spinco, and spinoff Spinco to its shareholders who are owners of record on the record date. Spinco will then merge with a subsidiary of Mariner Energy and Forest shareholders will receive approximately 0.8 shares of Mariner common stock for each share of Forest owned. When the smoke clears, Forest’s shareholders will own 100% of Forest Oil and just over 58% of Mariner Energy on a fully diluted basis. Each Forest shareholder will own one share of FST and approximately 0.8 shares of Mariner.

As a condition of closing, which we hope to complete in late 2005 but may slip into ‘06 depending on length of time and the SEC, Mariner is required to have an effective registration statement. Therefore, Mariner shares will be publicly traded upon receipt by Forest shareholders.

We believe this transaction, which efficiently distributes significant value and optionality, to Forest shareholders, creates two companies which will be very strong competitors in their areas of focus. Mariner will be able to more effectively execute their historically very successful exploration program in deepwater, shelf, and deep shelf. Forest will be able to better focus its efforts onshore and continue its highly successful acquire and exploit strategy.

We believe this transaction has several positives from both a strategic standpoint and as a value proposition to current shareholders of both companies.

Craig and Scott will further address the strategic aspects of the transaction and their visions for their respective companies. I will attempt to set forth the value proposition to prevent our shareholders and Mariner’s shareholders to assess the value creation in this transaction.

First let’s focus on Mariner. Pro forma for the transaction, Mariner, giving effect to an acquisition of Bass Lite after 2004, will have proved reserves of approximately 615 Bcfe at December 31, 2004. At that date, 40% of the reserves would be classified as proved undeveloped, but as Scott will point out later, a significant amount of these proved undeveloped reserves were discoveries in the deepwater awaiting infrastructure development, which is largely complete at this time.

Pro forma production was 319 million cubic feet equivalent today in the first half of the year and Mariner has a very strong production profile outlook over the next twelve months as its deepwater discoveries are brought on-stream.

Mariner had about $100 million of debt at June 30, 2005 and Spinco will have effectively $200 million of debt at June 30, 2005. Both Mariner and Spinco had about $50 million each of out of the market hedges at June 30, 2005. Peers Pro forma Mariner have been trading publicly at enterprise values of approximately $10,600 per Mcfe of daily production and $3.72 per Mcfe of proved reserves in the ground.

In terms of help in modeling Mariner pro forma, we ask you to look at Mariner’s amended S-1, which was previously filed with the SEC, and use in a combination with that, Forest’s segment information for the Gulf of Mexico unit. Be careful when you’re using the Forest segment information because the Gulf business unit includes both onshore assets which are not a part of this transaction and offshore assets. The offshore operation being transferred to Spinco was approximately 80% of the unit’s operations.

Now let’s review what revised Forest looks like. The remaining Forest will have about 1.11 Tcfe of proved reserves as of 12/31/2004, including acquired Buffalo Wallow reserves. The first six months, pro forma, Forest produced about 267 million cubic feet a day. The split of reserves amongst our business units at 12/31/04 pro forma and production for the first six months is as follows: first on reserves, the Western business unit pro forma with Buffalo Wallow had 643 Bcfe reserves; Canada, 152; Alaska, 172; and Southern, which is comprised of the onshore component of the Gulf Coast, is 198 B’s.

The production for those business units for the first six months of the year are as follows: Western, 110 million a day; Canada, 70; Alaska, 41; Southern, 46. This revised production profile indicates an RP ratio of 11.4, which is significantly greater than Forest Oil sits today.

The pro forma Company has a 26% PUD component. The oil/gas split is 45/55 in reserves and 48/52 in production. Pro forma net debt at June 30, 2005 is $670 million. Peers of pro forma Forest have — publicly traded peers — have mean enterprise values of approximately $13,700 per Mcfe per daily production and almost $3 per Mcfe of proved reserves.

But we have not been able to visit extensively at the rating agencies. We have worked very hard with our advisors, JP Morgan, to ensure that our credit quality was not diminished in this transaction. We believe that to be case. Debt per Boe stayed about the same and the dramatic improvement in RP ratio offsets some slippage in EBITDA coverage ratios. Also of note, all tax loss carry forwards at December 31, 2004, remained intact at Forest Oil. While this transaction looks to be strategic and create significant value, it is also very tax efficient.

As a reminder, Forest had $466 million of U.S. NOL carry forwards at the end of ‘04 and added over $250 million of Canadian tax pools at that same time. This transaction is designed to be tax-free to both Forest and its shareholders. We believe that through the efforts of both companies over the last several months, we have carefully crafted a deal that will deliver significant value for our respective shareholders, which does not harm the credit quality of either company, provides strategic advantages and is very tax efficient. Two plus two here does equal five and we’re very excited to bring this transaction to you, our shareholders. Now I’ll turn this over to Craig, so he can share his vision of the future of revised Forest.

Craig Clark:	Thanks, (Dave), and thanks to all the folks listening in this morning and (Dave) did a great job describing the transaction for all of you, so I would like to describe the new Forest Oil in our near-term plans. Afterwards, Scott Josey, President and CEO of Mariner, will tell you about his plans for Mariner Energy.

This transaction is certainly complicated and very innovative and yet it’s beneficial to our shareholders. In addition to the tax-free structure, the transaction is innovative in that in the process of reshaping Forest’s portfolio and ongoing business, we’re also distributing significant value directly to the Forest shareholders.

Furthermore, it underscores what we have been stating as a goal in 2005, to find ways to unlock the intrinsic value of Forest Oil shares while preserving the portfolio we strive to create. I guess you could say that this is giving us the effect a transaction we have completely restructured the old Forest Oil, hence the use of the word new.

We have now come full circle in our restructuring and turnaround efforts in only two short years. Let me start by stating that the new Forest contains the same people, same priorities, same standards, we built over the last two years, but we have now got a restructured company with improved focus and operational clarity.

With this transaction, we in fact create two companies with improved focus in their respective areas of expertise, us and Mariner. Forest will focus on onshore conventional and unconventional plays with organic growth potential along with continuing our acquire and exploit strategy. We did the spin-off of the Gulf of Mexico to successful deepwater Gulf explorer like Mariner, because I believe that if you’re serious about the Gulf of Mexico long-term, you have to be involved in deeper water dips. Mariner was already there with a good track record.

So what we’re left with in the new Forest is a Mid Cap E&P company with a long-lived North American onshore asset base and a large, undeveloped acreage position, as much acreage in fact as companies much larger than us.

We will have a double-digit RP ratio, yet our PUD component, proved undeveloped component, and our proven reserves remain low at 26%. Our project inventory is rich with over 2000 projects in inventory; this inventory now features multi-well repeatable plays that we have wanted for years. Any one of these plays were growth assets that provide a measure of organic growth in future years. We have proven to be an opportunistic acquirer and proficient exploiter, and we still retain our enviable tax position, as (Dave) noted earlier.

So our four-point strategy has served us and our shareholders well with the market value of our equity increasing over 2.5 times in only two years while the stocks reached some new highs.

The four-point strategy has now been modified for the new Forest as follows; point number 1, grow organically from our asset base. We’re forecasting 10% growth in our production in 2006 on a pro forma basis. We will accomplish this by exploiting our new portfolio with emphasis on the resource plays we’ve got. About two-thirds of our portfolio would be considered new based on what’s been purchased over the last couple of years.

Point number 2, continue with a our acquire and exploit activity as an investment alternative. We have a good track record and recent momentum in this area. The look-back slide that we showed last week is available on our Web site. It shows that our $1.50 per Mcfe F&D for acquisitions has been reduced to $1.10 per Mcfe through our exploitation and value creation efforts. This slide also shows that we have 108% of the reserves initially purchased on the acquisitions and we have a net remaining investment of only 64%. So we have paid out 36% and have more than we started with.

In fact, our first major acquisition in the four-point strategy was from Unocal, and it’s approaching payout. Because of the tax attributes we have retained in this transaction, we will continue to be able to use these attributes and be a very tax efficient acquirer as well.

Point number 3, reduce costs in all areas. You folks would expect for us to keep this one as a point in our strategy. This is especially important as we adjust our cost structure following this transaction. Furthermore, drilling and completion well costs play an increasingly important role in the resource play economics because of the multi-well nature of these plays, which allows for significant value creation by being able to multiply the per-well savings, some of which we have already showed you in Buffalo Wallow and Wild River.

Point number 4, preserve our financial flexibility. We will continue with our attention for disciplined spending and free cash flow generation from the business units. We will continue to stress flexibility to allow us future opportunities for capital reallocation following success and acquisitions.

The new Forest portfolio now resembles a more perfect pie chart in terms of reserves, capital spending, and production. The pie graph is fairly equally divided between Mid Continent, Permian Basin, Rocky Mountains, Gulf Coast onshore — now we’re going to call it Southern — Canada and Alaska.

What’s even more impressive is the quantity of undeveloped acreage in these same areas, which has become increasingly valuable and difficult to put together these days. We have over — around 1 million net acres in Canada and Alaska; 0.5 a million acres U.S. onshore to go with our 5 million net acres in selected international locations. The Western business unit remains the largest business unit while focusing on the Permian Basin, Mid Continent, and Rocky Mountain. Their growth areas are highlighted by Buffalo Wallow, Permian shallow oil and Permian deep gas. Any of these could give us some respectable growth in the future. Buffalo Wallow, for example, has over 300 locations to drill in this program alone and it will comprise half the organic growth we’re forecasting.

Many people forget that we do have Rocky Mountain properties in acreage in areas like the Green River and Williston Basin. We will increase activity on this acreage starting with some Williston oil drilling this fall.

The Canadian business unit will be the second driver to organic growth. Our Wild River development program may contain as many as 100 locations and will be the highlighted property in Canada for years to come. We will also drill development and exploratory wells on our large leasehold position. It is notable that we have more acreage in Canada than we did in all of the Gulf of Mexico. Much of the organic growth that we are projecting in Canada has already been drilled. As we previously noted in the second quarter that we have seven wells awaiting pipeline connection in Wild River. We also expect to test coal bed methane on our Canadian acreage this year.

Alaska’s growth will come from our grass-roots exploration on our onshore acreage position. As we mentioned on our last earnings call, we have 10 million a day ready to go to sales in the fourth quarter with our new contract, so Alaska’s near-term growth is much like Canada in that it’s already drilled awaiting pipeline.

The remaining Gulf Coast onshore assets in south Louisiana, south and east Texas will form the new Southern business units. Future growth will come primarily from drilling on the large, undeveloped acreage in southeast Texas, south Texas and Southwest Louisiana, as well as development work in south Texas. We have quietly approximately doubled the Gulf Coast onshore since merging it with the Gulf Coast offshore in 2003. So we will work to grow our position here further.

In addition to the aforementioned activity, we have many valuable assets that are extras that come from our unbooked discoveries in the international, for example, a carry interest in exploration internationally, like Gabon. Add to this our onshore pipeline assets, our drilling rig company, and also our tax attributes, and you’ve got some pretty good upside.

Now I would like to introduce Scott Josey, who runs Mariner Energy in Houston. Scott and his team have done a commendable job with Mariner and we look forward to a great relationship with them. Mariner has and has performed on an enviable deepwater exploration track record and will now own a very attractive portfolio of Gulf of Mexico assets. Now let me turn the call over to Scott Josey.

Scott Josey:	All right, thanks, Craig, and good morning. We are excited about this transaction for several reasons. First, the transaction creates for Mariner and its shareholders a strong Gulf of Mexico platform with the size and scale to effectively compete for shelf, deep shelf, and deepwater opportunities.

For quite some time, we have sought means to complement and diversify our successful deepwater efforts, which is accomplished in this merger, without having to take on considerable debt. Upon conclusion of the merger, our cash flow will be strong, our debt modest, and we will emerge as a leading Gulf of Mexico player with over 950,000 net offshore acres under lease, of which approximately half is undeveloped. As you may be aware, numerous leases are expiring in the Gulf of Mexico over the next several years and this transaction enables us to better expand our prospect inventory and better positions us for future growth.

Second, we believe that the Forest assets are underexploited as they have been used primarily to generate cash to fund Forest’s successful onshore acquisition and exploitation efforts. The Forest personnel in charge of these assets have clearly done a very effective job of maintaining the assets to achieve Forest’s corporate goals.

However, we intend to transition the assets from a maintenance mode to a growth mode. We believe that numerous opportunities exist on the asset base. We welcome their employees to our Company and look forward to implementing their ideas to help us achieve this growth. We believe that the merger of our respective high-quality asset bases and strong technical teams will result in a winning combination for all shareholders.

Third, this transaction expands our shareholder base from our current base of approximately 350 shareholders to approximately 2400 shareholders. This enables us to pursue a listing on the New York stock exchange, creating better liquidity options for our shareholders and likely expanding our analyst coverage.

In summary, we believe the asset bases are very complementary and will provide our shareholders with an excellent blend of exploration, development, and exploitation opportunities.

To give you some background on our Company, Mariner is an independent E&P company with principal operations in the Gulf of Mexico, both shelf and deepwater, and west Texas. The Company has been active in the Gulf of Mexico for many years and the deepwater for approximately 10 years. We have been involved in the generation and discovery of a large number of significant deepwater and shelf fields.

Another Mariner core competency is the use of subsea tieback technology, in which deepwater discoveries are connected to existing host facilities via flow lines and umbilicals. We believe that no other independent has more expertise in this area. We have several discoveries utilizing this technology that are expected to commence production over the next several quarters.

Our exploration strategy is to pursue a blend of high impact and low-risk projects, mostly internally generated, in the shelf, deep shelf and deepwater, in which we achieve overall, a moderate risk profile. We are a privately held company, but as a result of our recent 144A offering in March 2005, our shares are currently held by a broad group of qualified institutional buyers and accredited investors.

We currently have a registration statement on Form S-1 on file with the SEC to register the shares we sold in the 144A offering. We intend to finalize that registration statement contemporaneously with the S-4 registration statement that will be filed for this transaction.

To learn more about Mariner, I would direct you to the SEC, where you can review Mariner’s S-1 filings, as well as our Web site, www.Mariner-Energy.com.

For the first six months of 2005, we generated revenues of approximately 105 million on average production of approximately 91 million cubic feet a day equivalence.

Our EBITDA was $77 million, including the effects of amortization of restricted stock grants and our capex was $80 million. In the Gulf of Mexico, we reached total depth on four wells, three of which were successful. We have three wells currently drilling and expect to spud 6 to 10 more before year end. As (Dave) pointed out, we acquired an additional 18.75% interest in our Bass Lite property, adding 33 Bcf of proved reserves and we were named operator.

Pro forma for the Bass Lite acquisition, our year-end 2004 reserves, were 271 Bcf, of which 35% is proved producing, 5% is behind pipe, and 60% is undeveloped. We expect that over 25% of the undeveloped portion will convert to PDP status over the coming months as these new projects come on-line. Approximately one-third of our PUDs are in our in-field drilling program in west Texas, in which we have had to date, a 100% success rate in converting the PUDs to PDP.

In conclusion, we appreciate the faith and trust that Craig, (Dave), and the Forest board has placed in our management team and our employees and we look forward to generating value for all shareholders benefiting from this combination. Thank you.

Michael Kennedy:	Operator, I’d now like to turn it over to any questions.

Operator:	At this time I would like to remind everyone if you would like to ask a question press star 1 on your telephone keypad. We’ll pause for just a moment to compile the Q&A roster. Your first question comes from Brian Singer.

Brian Singer:	Good morning. It’s Brian Singer with Goldman Sachs. Craig, you mentioned the lower cost structure on the onshore business. Do you have a sense as to what the finding and development costs have been if we just isolate the onshore, what your current F&D costs are at?

Craig Clark:	No, I don’t. Since it’s midyear, our onshore has traditionally been less than offshore just by the nature of the beast, but I don’t know that number.

Brian Singer:	Even on a historical basis, the extent to which the onshore has been lower than the offshore?

Craig Clark:	It’s always been lower. I just don’t know the number.

Brian Singer:	Okay. Do you see more acquisitions on the horizon following this restructuring? Or with this restructuring, does the focus now turn more to the development of Buffalo Wallow and Wild River, etc.?

Craig Clark:	Well, you’ve still got the free cash mentality — free cash flow mentality as well as doing the type stuff we did like Buffalo Wallow and certainly those would be consistent with the areas we operate in. But the near-term focus is that you’ve got the organic story.

Brian Singer:	Great. Thanks.

Operator:	Your next question comes from Chris Sheehan.

Chris Sheehan:	Yes hello. Can you please provide the oil and gas split on the Spinco properties for the proved reserves, the proved developed reserves, and the production?

David Keyte:	I don’t have that handy. Chris, you’ll have to call back in for that.

Chris Sheehan:	Okay. And do you have any figures on the EBITDA and cash flow for the Spinco properties?

David Keyte:	I think the Spinco properties were about $200 million or so in the first six months.

Chris Sheehan:	Okay. All right, thanks very much.

Operator:	Your next question comes from Gil Yang.

Gil Yang:	Gil Yang from Citigroup. Is there any sign yet or maybe we need to wait until the transaction actually closes, what the tax basis for the Spinco will be to Forest shareholders?

David Keyte:	Tax basis of Spinco to Forest shareholders?

Gil Yang:	Right.

David Keyte:	You mean the Mariner shares that they get?

Gil Yang:	Right.

David Keyte:	It’s going to be a carryover basis. So they will split it based on relative fair value between the Forest shares and the Spinco shares.

Gil Yang:	Sort of extransaction once it happens?

David Keyte:	Yes, whatever basis they now have is what they will have in the combined companies.

Gil Yang:	Okay.

David Keyte:	Check with the tax adviser. I’m not supposed to give tax advice.

Gil Yang:	All right. Craig, could you talk about, in looking at the different opportunities, why you chose to go with this transaction rather than just maybe an outright sale, where we are seeing a lot of outright sales going at very high value based on share prices?

Craig Clark:	Well, the — for one is, the sales price sometimes are too high of a discount rate and one of the big items, number two, is the tax bill would be significant. The tax efficiency drives us to do that. And third is we have a very effective tax-free efficient distribution to our shareholders. And in addition to that, we actually get the upside in the deepwater portfolio that Mariner has put together. So it’s all the three; price, tax efficiency, and the upside in the core player in the Gulf of Mexico.

Gil Yang:	Okay. I guess related to that in terms of the upside, Scott mentioned that you can manage your properties for growth rather than cash flow I guess. Can you maybe comment on how much growth you think there is possible out of those properties that you are spinning out?

Craig Clark:	That’s probably a question for Scott. Scott, can you answer that?

Scott Josey:	Sure. Well I think it’s premature for us to be able to answer that. We do believe though that these assets are located in good trends and should have good opportunities in both shelf as well as deep shelf. And as we make the transition, as their personnel and these assets come into our organization, I am certain that their personnel have a number of good opportunities ready and waiting to move forward with and we will implement those as quickly as possible. On our portfolio, we have approximately 40 prospects and inventory across shelf, deep shelf, and deepwater. And so we think collectively there will be a lot of upside in the combined asset bases.

Gil Yang:	And a final question, Scott, maybe just following up on that, can you talk about the development projects that you’ve got on-line, Swordfish, Pluto, Rigel, how much growth that’s going to give you over the next year?

Scott Josey:	These projects are very close to being online, some of which may be held up, depending upon the effects of Hurricane Katrina. But these will increase our production profile in the 40 to 50 million a day range net to our Company.

Gil Yang:	Okay. Thank you.

Operator:	Your next question comes from Michael Lucas.

Michael Lucas:	Yes, hello, what is the proposed timing for the closing of the transaction?

David Keyte:	I think that we’re looking at late ‘05 with a potential slip to ‘06 depending on the time of SEC review.

Operator:	Your next question comes from David Tameron.

David Tameron:	Good morning. Dave, I think you mentioned post deal what your reserve or production mix was going to be. Can you go over that again?

David Keyte:	Yes. In fact, Craig was waving me down because I misspoke on Alaska here. The reserves are, to reiterate, Western, 643; Canada, 152; Alaska, 117; Southern, 198. And then on production, it’s Western, 110 a day; Canada, 70; Alaska, 41; Southern, 46. And that’s for the first — production is for the first six months. The reserves are pro forma 12/31/04.

David Tameron:	Okay. And do you have a feel for what the split is?

David Keyte:	The split, I’m sorry?

David Tameron:	As far as oil and gas.

David Keyte:	Yes, the oil reserves — the oil/gas split on reserves is 45/55. And on production is 48/52.

David Tameron:	All right. And then — and I’m not sure who this is for, but just in general, the Gulf of Mexico operations that haven’t come back online, I know you mentioned it briefly, but I mean, what does the whole situation look like down there? I mean are you just waiting on, to get detail on the pipeline? Or is it more processing facilities, or can you comment a little bit more about what you know and what you don’t know in the Gulf?

Craig Clark:	This is Craig, and I’ll let — Scott can answer his, but in our case, we have no damage to our loss platforms, no damage to rigs and no injuries. We had some damage just out past 24. That will be repaired in a couple of months. Most of the production that’s off-line currently and most of it is on, is waiting on one of two pipelines off southeast Louisiana or a plant. And of course, the big news is there’s no permanent loss for Forest.

Scott Josey:	On the Mariner side, this is Scott Josey — we suffered no damage to any of our platforms. We do expect some delays as repairs are made to third-party facilities involved in the delivery of our hydrocarbons. Most of our production has been restored and we expect what little is not on-line for the majority of that to be on in the next one to two weeks. So we think we’re pretty good shape with the exception that we will have some delays in bringing on these new projects as repairs are made based on Katrina damage.

David Tameron:	All right, I’ll let somebody else jump in. Thanks.

Operator:	Your next question comes from Evan Templeton.

Evan Templeton:	Just very quickly, wonder if you could just give us an idea of what you expect costs to do on a pro forma basis, and also if you have any guidance as far as what we can anticipate, what we should model in as far as capex and I guess in the ‘06 timeframe.

David Keyte:	I think on — we’re not going to give any further guidance at this time in terms of cost structure. I think that Forest Oil at least does not anticipate any different cost structure than it has had in the past, although there will be some on a per unit basis, probably higher G&A in the near term, until we work this out and determine what that ultimately needs to be. But certainly on LOE and capex, DD&A, all those things, you should refer to our segment information in our reports and we feel pretty good that those will be a good pro forma for the future. I don’t know — Scott, do you have a comment on your cost structure at all?

Scott Josey:	Our capital spending this year will be in the $250 to 270 million range. We would expect that for ‘06, with the combination of these assets that it’s going to be in the $400 to 500 million range of capital spending.

Craig Clark:	This is Craig Clark. And we were on budget with things like cost and capital spending, as noted midyear. In our range in fact we’re below our spending levels. We were actually ahead of schedule.

Evan Templeton:	Great. Thank you.

Operator:	Your next question comes from Ray Deacon.

Ray Deacon:	Yeah, hey Craig, I had a question about — it had seemed like the Gulf, what would have been attractive about the assets to you is they were generating a lot of free cash flow. You’ve been able to maintain your production there. How does the Company look? You’ve got more organic growth, but looking at ‘06, what kind of level of free cash flow do you think you can generate or what kind of capex do you need to get that 10% growth?

Craig Clark:	I haven’t got guidance out on capital, but clearly, it’s the same capital we were running with the remaining business units that was giving the growth.

Ray Deacon:	Great.

Craig Clark:	Part of that was muted by the decline in the offshore. We had spent roughly 40% of offshore’s cash flow I think through the second quarter of this year.

Ray Deacon:	Great.

Craig Clark:	I’ll be honest with you, and cash flow is attractive, but the decline is tough, but as I mentioned on my prepared remarks, if you’re going to get serious about the Gulf long term, you need to move into the deepwater coupled with the science project of the shelf and the ultra-deep on the shelf, which we had done but we had made no bones about, you need to do that in moderation with your existing shelf assets.

Ray Deacons:	Right.

Craig Clark:	Going into the deepwater is a natural evolution. You have to ask yourself the question, are you good enough to do that or should you pair up with a proven deepwater operator. In the case of Mariner has already been up to 6,000 feet and we chose to pair up with a company with that background.

Ray Deacon:	Great. Okay. And just, I guess Dave, when you provide the numbers pro forma, the 372 and Mcf for Mariner and 10,600 per daily flowing barrel, are you just assuming the same — the 144 IPO metric stays the same; is that right?

David Keyte:	The 144 — what does that mean?

Ray Deacon:	Well, or just how did you come up with the pro forma number for Mariner?

David Keyte:	Oh, I just used the peer group for Mariner that we define as – well....

Ray Deacon:	I got you, okay.

Craig Clark:	It’s just the comps, right?

David Keyte:	If the comps — there’s eight comps of companies that have similar assets, they are publicly traded.

Ray Deacon:	Okay. I got you. All right, thanks.

David Keyte:	Yeah.

Operator:	Your next question comes from Andrew O’Conor.

Andrew O’Connor:	Good morning.

David Keyte:	Good morning.

Andrew O’Connor:	Perhaps for Scott, without the benefit of a map, is there something more immediate about the combination of Mariner’s assets with the offshore assets from Forest which would lead to very immediate synergy? Does that make sense? Again, I don’t exactly know the location of your current developments assets related to Forest and I’m just wondering if there’s something very immediate that comes about as a result of the combination of the two. Thanks.

Scott Josey:	I’m not sure about anything immediate. We know that Forest has a number of identified exploitation opportunities, which we will implement just like they are doing and hopefully we’ll be able to accelerate some things as well. Also, I mentioned that we have 6 to 10 wells that we’re going to drill this year that are on our prospect inventory.

And then, I guess the next thing that I would say is this upcoming March lease sale is going to be very significant as a number of leases are expiring and we would expect the combination to yield an immediate benefit in that regard. If you consider the March timeframe to be immediate, which I think we would.

Andrew O’Connor:	Okay. That’s helpful. And then David, I’m not sure I caught this. How do you adjust capex for Forest as a result of the transaction?

David Keyte:	I think, Andrew, what we’re anticipating is with the closing happening at the end of ‘05, we’re looking at it as if Forest were proceeding on its path for ‘05. That will be the accounting for it; it won’t be the economic effect, it will be the accounting. And I think that we’re on target on our projections for ‘05 with the exception of hurricane downtime on production.

In terms of ‘06, I think we’re looking at similar levels for the retained businesses and I’m not prepared to give any ‘06 guidance at this time, but clearly, we will be designing the ‘06 plan with a view towards free cash flow.

Craig Clark:	Andrew, this is Craig. We obviously, with the improved focus, for lack of a better word, will see activity increase in some areas. The most notable is Buffalo Wallow and Wild River — two of our better belled cows. If you could see us increase activity there — and we talked about that at Wild River, about taking the four-rig program to as many as six, one of which is our rig. So you can see us give Canada and Western some more capital for ‘06.

Andrew O’Connor:	Okay. Thanks very much.

Operator:	Your next question comes from Kelly Krenger.

Kelly Krenger:	Good morning. It’s Kelly Krenger at Banc of America. Can you remind us what your capex budget for 2005 is and what the split is between the onshore and the offshore?

David Keyte:	I think the budget was 425 to 475, was the range, and I believe for the offshore component, we’re approximately $200 million.

Kelly Krenger:	I’m sorry, that was the onshore or offshore?

David Keyte:	Offshore.

David Keyte:	It’s almost half and half.

Kelly Krenger:	And then, from an accounting standpoint, we kind of assume that the deal will close at the end of the year. From a cash standpoint, will Forest new co, will they retain all the cash of the operations through the end of the year?

David Keyte:	No, the economic effect is as of July 1st. So the cash flow — there’s a calculation where cash flow less capex, tax-affected, will reduce that $200 million of initial cash amount.

Kelly Krenger:	Okay.

David Keyte:	Our — just for everybody’s (expense) that our initial run at that number based on for the months that haven’t closed, being at 650 and $50, which is a little low, given what’s happening today, is that we would be somewhere between $150 and $200 million net cash to Forest Oil at 12/31.

Kelly Krenger:	Okay. And then in terms of the banks and the bonds, will you need consent from the banks and/or the bonds for this transaction?

David Keyte:	We do require consent from both of those groups. The banks have already indicated although have not come forth with the entire group at this point, that the consent will be forthcoming. As to the bonds, we’re going to need to talk to our bondholders. Our restricted payments basket is anticipated to be about $700 million as of the end of ‘05 when the closing takes place. Clearly, distribution is going to be for more than that, and so we have to go talk to them. But our view on the credit is that we have not degraded and maybe have enhanced our credit and that that should be a pretty civil negotiation.

Kelly Krenger:	Okay. And then what do you anticipate the credit facility, the size of the credit facility post — pro forma the transaction?

David Keyte:	You know, it hasn’t been firmed up yet, but our expectation is it will not be — that it will be in the probably $5 to $600 million range.

Kelly Krenger:	And that size or borrowing base, or availability?

David Keyte:	That will be borrowing base with availability and that’s assuming zero drawn.

Kelly Krenger:	Okay. Thank you very much.

David Keyte:	Yep.

Operator:	Your next question comes from Brad Beago.

Brad Beago:	Good morning. Gentlemen, Brad Beago with Calyon. This question is for Scott. I was wondering if you could take us through key deepwater Gulf of Mexico projects that you expect to complete over the next couple of years and what the net production impact would be.

Scott Josey:	Okay. I can walk you through just a few of them. I don’t know that I can walk you through all of them, but we are in the process of finalizing the completions of our Pluto discoveries, our Rigel discovery, and our Swordfish discoveries. Those three should be on over the course of the next three to two to six months. And those have, as we mentioned earlier, about a 40 million a day net impact to our Company.

Other projects that we — that are on our books are the Bass Lite project, in which we have recently acquired additional interest, and that is probably 18 months or so out before it would come on. So I would say those are the main ones in the deepwater.

Brad Beago:	Okay. And of that 40 million, how would you split it up between the three projects?

Scott Josey:	Hang on just a second. It’s approximately a third, a third, a third.

Brad Beago:	Okay. And then just real quick, and you may have mentioned this, but what was your pre-hurricane production volumes?

Scott Josey:	Pre-hurricane was about 83 million cubic feet a day net. We did have a few properties that were going through some workovers and some slight modifications and it’s currently at about 74 million cubic feet a day. And as I mentioned, we expect the bulk of that to be back on line here in the next week or so.

Brad Beago:	Okay, and you said that’s like 80% gas?

Scott Josey:	It’s about two-thirds/one-third gas.

Brad Beago:	Great. Thanks very much.

Operator:	You have a follow up question from Michael Lucas.

Michael Lucas:	Yes, I’m curious as to what you will do with your potential free cash flow in ‘06 if you have numbers on the current curve. Would you hedge on the Forest Oil, maybe buy back stock? Would you use the residual cash flow to buy back stock? So two kind of two-part question, what is your position on free cash flow — what do you do with it, and are you apt to do hedges and lock in cash flows at the current curve?

David Keyte:	In answer to the first question is on free cash flow, our historical operation — or strategic use for free cash flow is acquisitions. We see nothing to dissuade us from continuing to do that, although we will take that a day at a time. On the hedges, as a result of this transaction, we are largely unhedged on gas in ‘06, and right now, we’ll wait and see when we close and determine at that time if it’s advisable to enter into more hedges.

Michael Lucas:	Could I ask you this, what is your — the current total hedge for ‘06 on a pro forma for Forest?

David Keyte:	I think it’s 20 to 25% and most of those are in collars with feelings of around $11.

Michael Lucas:	Okay. I just wanted to ask a follow-on to that. Is it — I mean I’m just trying to figure out this market. Do you see things that are currently accretive, now with your given asset life and where current things trade in the marketplace on an Mcf basis, 250-ish or so — your current equity price, it did — do you see opportunities in that level to be accretive as opposed to just buying back stock?

David Keyte:	Yes, we do.

Michael Lucas:	Because I would assume it’s below the $2.50 an Mcf range.

David Keyte:	Well we look at it on a present value basis on our acquisitions, but the answer is yes, we do.

Michael Lucas:	When you look at it on a present value basis, is that like something on the current curve kind of number? When you say present value cash flows on the current curve?

David Keyte:	That is something that we hold close as to exactly how we determine prices that we use on our curve. So I prefer not to answer that.

Craig Clark:	This is Craig, but when we did our acquisitions, we hedged the PDP stuff out for a short period of time and the rest of it was our upside.

Michael Lucas:	Okay. All right thank you.

Craig Clark:	Sure.

Operator:	Your next question comes from Larry Busnardo.

Larry Busnardo:	Craig, can you give us a breakdown of the acreage position by region?

Craig Clark:	Yes, Larry, this is rough. I’m just taking the 10-K’s and roll them forward. Alaska is roughly 1.2 million net acres. That’s all of Alaska, onshore and offshore. Canada is 930,000 net acres. Western is roughly 260,000 net acres and Southern will be roughly 150,000 net acres; and then international is roughly 5 million net acres.

Larry Busnardo:	Okay.

Craig Clark:	I think the total undeveloped component is still like 85 to 90% undeveloped. The biggest, of course, is international, but it’s mostly undeveloped in Canada and Alaska as you well know.

Larry Busnardo:	Okay. And then in Buffalo Wallow, you talked about going to six rigs. How many rigs do you have there currently?

Craig Clark:	Four.

Larry Busnardo:	Four rigs okay.

Craig Clark:	Four. Just like we talked on the call, and we’re drilling them at the pace that we specified in the acquisition. The fifth rig will be our rig coming from the Permian. We’ve been pretty busy down there, but that’s our rig eight. And when it finishes in the Permian, we continue to find things for it to do, that will be rig number five, and then rig number six will be from the outside.

Larry Busnardo:	Okay. Great. Thanks.

Craig Clark:	Thank you.

Operator:	Your next question comes from Ken Carroll.

Ken Carroll:	Hey guys, good morning.

Craig Clark:	How are you doing?

Ken Carroll:	A quick thought, looking long term and you continue to focus on some acquisition exploit activity, any particular area that you’re hoping to add to your position in? And just a little nearer term, if you could give us a quick update on your Atoka/Haley play?

Craig Clark:	Okay, yes, Ken, this is Craig. It will be pretty much in the same three areas we targeted two years ago. That is south Texas or Gulf Coast onshore, Permian Mid Continent and Canada — not necessarily in that order. We have been pretty democratic by splitting out the acquisitions for those three areas, even though in Canada, we bought a U.S. company with Canadian assets and we will continue to focus on those main three areas of business units and including the Southern business unit, which is Gulf Coast. And what was the second part of your question?

Ken Carroll:	Just a quick update on your Atoka/Haley play?

Craig Clark:	Okay, I got one completing, two drilling. One is taking longer than we thought because of rig difficulties, but it is drilling and we are on the southwest end of that play noted on our map. It was our intent to keep one deep rig drilling. The one that’s completing, we did with our rig, and that’s the one that’s going to Buffalo Wallow. And we’ll have results on the first two wells and maybe the third, but the first two wells in the end of the — well it’s probably the early fourth quarter. And I think the Railroad Commission statistics show the play is now over 100 million today, so it seems to be working out for some folks. And of course the acreage is tight, so we are drilling on the acreage that we leased late last year and early this year.

Ken Carroll:	All right guys, thanks.

Craig Clark:	You bet.

Operator:	I would like to remind everyone again to ask a question press star 1. Your next question comes from Ray Deacon.

Ray Deacon:	Yeah, I just, Scott, is there a — is the joint venture with Unocal on the deep shelf acreage going to carry forward into Mariner:

Craig Clark:	I can help him out. The answer is yes.

Ray Deacon:	Okay. Got it.

Craig Clark:	But I should note that that is a modified agreement where only on certain blocks from Unocal, when we purchase their assets, do they have the right to come in. They will have to propose prospects to Forest — now Mariner — or eventually Mariner, or they get no rights. So right now, Mariner has 100% of the rights that Forest had and Unocal still has the right on certain blocks, subject to a time period.

Ray Deacon:	Okay. Got it.

Craig Clark:	They have not proposed anything because they’ve been in a state of floods. And we have continued on with our deep shelf program, including taking over operatorship in certain areas.

Ken Carroll:	Okay, got it. Was there any hurricane impact to your onshore production at Forest?

Craig Clark:	We laid some derricks down for safety, including in south Louisiana, and there answer is no, and there is no damage, but the biggest issue you deal with onshore south Louisiana is flooded roads to get everybody back in to their respective work locations.

Ken Carroll:	Okay. All right thanks Craig.

Operator:	Your next question comes from Brian Singer.

Brian Singer:	Hi, just a couple of follow-up questions on Mariner — some numbers questions. First, what is the current diluted shares?

Scott Josey:	Our current number of shares is 36,415,400.

Brian Singer:	Great. And current net debt?

Scott Josey:	It’s approximately $100 million.

Brian Singer:	And lastly, were reserves booked to post the acquisition on Bass Lite and when and how many?

Scott Josey:	The reserves at Bass Lite were 33 Bcf of proved reserves and our year-end reserves were 237 Bcf of proved reserves.

Brian Singer:	And those reserves on Bass Lite were booked after the acquisition was made?

Scott Josey:	Yes.

Brian Singer:	Great. Thank you.

Michael Kennedy:	This concludes our conference call. I want to thank everyone for their interest and participation in our call. If you have any further questions, please feel free to contact us. Thanks again.
END